December 11, 2009
VIA EDGAR CORRESPONDENCE
Louis Rambo, Esquire
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	GeneLink, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009 Form 10-Q for Fiscal Quarter Ended September 30, 2009 Filed November 13, 2009 File No. 000-30518
Dear Mr. Rambo:
On behalf of GeneLink, Inc. (the “Company”), I am responding to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter of December 4, 2009 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 (the “Form 10-Q”). For your convenience, the response below corresponds to the comment in bold that immediately precedes it, which has been reproduced from the Staff’s comment letter.
1.	We note your response to comment four from our letter dated October 26, 2009, the revised disclosure on page 16 of your amended Form 10-Q filed November 5, 2009, and the disclosure on page 16 of your Form 10-Q for fiscal quarter ended September 30, 2009. Please in future filings furnish all of the information required by item 701 of Regulation S-K with respect to your sales of unregistered securities that has not previously been included in a Form 8-K, including the dates of sale, the exemption from registration you are relying on, and the facts relied upon to make the exemption available. We direct your attention to Form 10-Q Part II Item 2(a) and Item 701(a) through (e) of Regulations S-K. Please provide us with the text that you plan to include in future filings.

Louis Rambo, Esquire
December 11, 2009

Response:
Below is the sample text that the Company intends to use to disclose unregistered sales of equity securities in 2009 in the Annual Report on Form 10-K to be filed for the year ending December 31, 2009. The disclosure below relates to all sales of unregistered securities of the Company in the current fiscal year through December 7, 2009 for which a Current Report on Form 8-K was not filed.
During the nine months ended September 30, 2009, the Company sold an aggregate of $1,014,000 of shares of Common Stock in private offerings at a price of $0.10 per share. The shares of Common Stock were sold on the dates and in the amounts set forth below to accredited investors only in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the issuances of the Shares and the Shares were only offered and sold to accredited investors. Each of the shares of Common Stock contains restrictive legends preventing the sale, transfer or other disposition of such shares of Common Stock, unless registered under the Securities Act, or pursuant to an exemption therefrom.

	$ of Common	Number of Shares		Number of
Date	Stock Sold	of Common Stock		Investors
January 8, 2009	$60,000.00	600,000		2
January 15, 2009	$5,000.00	50,000		1
January 26, 2009	$500,000.00	5,000,000	[1]	1
June 12, 2009	$22,500.00	225,000		2
June 17, 2009	$20,000.00	200,000		1
June 29, 2009	$10,000.00	100,000		1
July 10, 2009	$500.00	5,000		1
July 23, 2009	$12,500.00	125,000		1
July 24, 2009	$150,000.00	1,500,000		1
July 28, 2009	$150,000.00	1,500,000		1
July 31, 2009	$500.00	5,000		1
August 18, 2009	$70,000.00	700,000		2
August 20, 2009	$10,000.00	100,000		1
August 26, 2009	$3,000.00	30,000		1
TOTAL	$1,014,000.00	10,140,000		17

[1]	This investor also received a warrant to acquire 750,000 shares of Common Stock at an exercise price of $0.11 per share..

Louis Rambo, Esquire
December 11, 2009

The Company paid a total of $54,640 and issued warrants to acquire 684,500 shares of Common Stock at an exercise price of $0.10 per share and warrants to acquire 37,500 shares of Common Stock at an exercise price of $0.11 per share to First Equity Capital Securities, Inc., as placement agent, in connection with the sale of some of the shares of Common Stock listed above. Kenneth R. Levine, a holder of more than five percent of the equity securities of the Company, is an officer and owner of First Equity Capital Securities, Inc.
During the quarter ended December 31, 2009, the Company sold an aggregate of $381,500 of units (the “Units) at a price of $0.10 per Unit, each Unit consisting of 1 share of Common Stock of the Company and a 1/2 of a warrant to acquire one share of Common Stock of the Company at a price of $0.15 per share. The Units were sold on the dates and in the amounts set forth below to accredited investors only in reliance upon the exemption provided in Section 4(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act. No form of general solicitation or general advertising was conducted in connection with the issuances of the Units and the Units were only offered and sold to accredited investors. Each of the shares of Common Stock and Warrants comprising the Units contains restrictive legends preventing the sale, transfer or other disposition of such shares of Common Stock and Warrants, unless registered under the Securities Act, or pursuant to an exemption therefrom.

		Number of Shares	Number of	Number of
Date	$ of Units Sold	of Common Stock	Warrants Issued	Investors
October 12, 2009	$10,000.00	100,000	50,000	1
November 12, 2009	$110,500.00	1,105,000	552,500	4
November 17, 2009	$150,000.00	1,500,000	750,000	2
March 20, 2009	$87,500.00	875,000	437,500	3
December 4, 2009	$5,000.00	50,000	25,000	1
December 7, 2009	$18,500.00	185,000	92,500	3
TOTAL	$381,500.00	3,815,000	1,907,500	14
The Company paid a total of $17,060 and issued warrants to acquire 213,250 shares of Common Stock at an exercise price of $0.10 per share and warrants to acquire 106,625 shares of Common Stock at an exercise price of $0.15 per share to First Equity Capital Securities, Inc., as placement agent, in connection with the sale of some of the Units listed above. Kenneth R. Levine, a holder of more than five percent of the equity securities of the Company, is an officer and owner of First Equity Capital Securities, Inc.

Louis Rambo, Esquire
December 11, 2009

In connection with the response to the Staff comment letter, the Company, through the undersigned officer, hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me after you have had a chance to review these responses so that the Company may resolve any further comments that the Staff may have.

Sincerely,
/s/ Monte E. Taylor, Jr.
Monte E. Taylor, Jr.
Chief Executive Officer and President

cc: John Reynolds, Assistant Director
      David Link, Esquire